The Baupost Group, Inc.

P.O. Box 389125

44 Brattle Street, 2nd Floor

Cambridge, Massachusetts  02238-9125

Phone: (617) 497-6680

Fax: (617) 876-0930



Wednesday, February 8, 1995



Securities and Exchange Commission

Securities Filing Department

450 Fifth Street, NW

Washington, DC  20549



Re: Dover Investments Corporation



Dear Sir or Madame:



Enclosed for filing under Rule 13d-1 under the Securities
Exchange Act of 1934 is our original Schedule13G filed on behalf of a group of Dover Investments Corporation stockholders.



Under cover of this letter, copies of this filing are also being sent (via Federal Express) to Dover Investments Corporation and the principal exchange upon which this security is traded.


In addition, the initial filing fee of $100 is being sent via wire transfer to the SEC Account 910-8739 at the Mellon Bank.


Sincerely,



THE BAUPOST GROUP, INC.



By:_____Seth A. Klarman_____


Name:  Seth A. Klarman


Title:    President



BAUPOST PARTNERS



By:  THE BAUPOST GROUP, INC.,


its managing general partner



By:____Seth A. Klarman_______________


Name:  Seth A. Klarman


Title:    President



SETH A. KLARMAN



By:____Seth A. Klarman_______________


Name:  Seth A. Klarman

Enclosures



cc:

Dover Investments Corporation

NASDAQ Stock Exchange

UNITED STATES  SECURITIES AND EXCHANGE COMMISSION
               Washington, DC 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934




(Amendment No.               )



Dover Investments Corporation, 350 California Street, Suite
1650, San Francisco, CA  94104

(Name of Issuer)



Class A Common Stock, par value  $0.01


(Title of Class of Securities)



260152103

(CUSIP Number)



Check here if a fee is being paid with this statement:___X___. (A fee is not required if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed " for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*****************************************************************
************************************

CUSIP No.     260152103       13G



1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON



The Baupost Group, Inc.,   04-2752581



2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *




(a)  X

(b)



3.  SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION



The Commonwealth of Massachusetts



5. SOLE VOTING POWER



0



6.  SHARED VOTING POWER



61,000



7. SOLE DISPOSITIVE POWER



0



8.  SHARED DISPOSITIVE POWER



61,000



9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



61,000



10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



7.72%



12.  TYPE OF REPORTING PERSON *



IA

*****************************************************************
************************************



1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON



Baupost Partners,   04-2878725



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *



(a)  X

(b)





3.  SEC USE ONLY





4.  CITIZENSHIP OR PLACE OF ORGANIZATION



The Commonwealth of Massachusetts



5.  SOLE VOTING POWER



0



6.  SHARED VOTING POWER



20,500



7. SOLE DISPOSITIVE POWER



0



8. SHARED DISPOSITIVE POWER



20,500



9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



20,500



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



2.59%



12. TYPE OF REPORTING PERSON *



 IA

*****************************************************************
************************************



1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON



 Seth A. Klarman,   ###-##-####



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *




(a)  X

(b)



3.  SEC USE ONLY





4. CITIZENSHIP OR PLACE OF ORGANIZATION



United States of America



5. SOLE VOTING POWER



0



6.  SHARED VOTING POWER



61,000



7. SOLE DISPOSITIVE POWER



0



8. SHARED DISPOSITIVE POWER



61,000



9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



61,000



10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



7.72%



12.   TYPE OF REPORTING PERSON *



HC

*****************************************************************
This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Stock"), issued by Dover Investments Corporation.

The Baupost Group, Inc., Baupost Partners, and Seth A. Klarman beneficially own Class A Stock and are deemed to be owners of Class A Stock as a result of their beneficial ownership of Class B Common Stock, par value $0.01 (the "Class B Stock"), issued by the company. The Class B Stock is convertible share-for-share into Class A Stock.

The Baupost Group, Inc., Baupost Partners, and Seth A. Klarman have not converted any of the Class B Stock to date, and currently have no plans to do so.
************************************

Item 1 (a) Name of Issuer:



Dover Investments Corporation



(b)  Address of Issuer's Principal Executive Offices:



350 California Street, Suite 1650, San Francisco, CA  94104



Item 2 (a)  Name of Person Filing:



(1)  The Baupost Group, Inc.

(2)  Baupost Partners

(3)  Seth A. Klarman



2 (b)  Address of Principal Business Offices or, if none,
Residence:



(1)  The Baupost Group, Inc.

44 Brattle Street, 2nd Floor

Cambridge, Massachusetts  02138



(2)  Baupost Partners

44 Brattle Street, 2nd Floor

Cambridge, Massachusetts  02138



(3)  Seth A. Klarman

44 Brattle Street, 2nd Floor

Cambridge, Massachusetts  02138



2 (c) Citizenship:



(1)  The Commonwealth of Massachusetts

(2)  The Commonwealth of Massachusetts

(3)  United States of America



2 (d) Title of Class of Securities:



Class A Common Stock, par value $0.01



2 (e) CUSIP Number:



260152103



Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:



(a)    [   ] Broker or Dealer registered under Section 15 of the
Act.



(b)    [   ] Bank as defined in Section 3(a)(6) of the Act.



(c)    [   ] Insurance Company as defined in Section 3(a)(19)of
the Act.



(d)   [   ] Investment Company registered under Section 8 of the
Investment Company Act.



(e) [ X ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.



(f)     [    ] Employee Benefit Plan, Pension Fund which is
subject to the provisions of the Employee Retirement Income
Security Act of 1974 or Endowment Fund; see
240.13D-1(b)(1)(ii)(F).



(g)   [ X ]  Parent Holding Company, in accordance with
240.13D-1(b)(ii)(G)  (Note: See Item 7).



(h)   [ X  ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H).



Item 4 Ownership:



If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.



(a) Amount Beneficially Owned:    (as of December 31, 1994)



(1) By The Baupost Group, Inc:         61,000



(2) By Baupost Partners:               20,500



(3) Seth A. Klarman:                   61,000



(4) By the group in the aggregate:     61,000



(b) Percent of Class:



(1) By The Baupost Group, Inc:             7.72%



(2) By Baupost Partners:                   2.59%



(3) Seth A. Klarman:                       7.72%



(4) By the group in the aggregate:         7.72%



(C) Number of shares as to which such person has:



(i) sole power to vote or to direct the vote



- ---  0



(ii) shared power to vote or to direct the vote



(1) By The Baupost Group, Inc.:    61,000



(2) By Baupost Partners:        20,500



(3) Seth A. Klarman:            61,000



(4) By the group in the aggregate:    61,000



(iii) sole power to dispose or to direct the disposition of



 ---  0



(iv) shared power to dispose or to direct the disposition of



(1) By The Baupost Group, In    61,000



(2) By Baupost Partners:        20,500



(3) Seth A. Klarman:            61,000




(4) By the group in the aggregate:    61,000



Item 5     Ownership of Five Percent or Less of a Class:



If this statement is  being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial  owner of  more  than  five percent of  the class of
securities, check the following  [     ].



Item 6    Ownership of More than Five Percent on behalf of
Another Person:



The Baupost Group, Inc. and Baupost Partners are each registered investment advisers. Seth A. Klarman, as the controlling person of Baupost Group, Inc., is deemed to have beneficial ownership under Section 13(d) of the securities beneficially owned by Baupost Group, Inc. Securities reported on this Schedule 13G as being beneficially owned by the Baupost Group, Inc. and Baupost Partners include securities purchased on behalf of their clients, which include an investment company registered under the Investment Company Act of 1940 and various limited partnerships. No persons other than the persons filing this
Schedule 13G have an economic interest in the securities reported on which relates to more than 5 percent of the class of securities.



Item 7     Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:



N/A



Item 8     Identification and Classification of members of the
Group:



This schedule has been filed pursuant to Rule
13d-1(b)(1)(ii)(H). Exhibit A hereto sets forth the identity and Item 3 classification of each member of the group.



Item 9      Notice of Dissolution of Group:



N/A



Item 10      Certification:



By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in con- nection with or as a participant in any transaction having such purpose or effect.


_____Seth A. Klarman_____

Signature



After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Wednesday, February 8, 1995

Date



THE BAUPOST GROUP, INC.



By:____Seth A. Klarman_______________

Name:  Seth A. Klarman

Title:  President

BAUPOST PARTNERS



By:  THE BAUPOST GROUP, INC.,

its managing general partner



By:____Seth A. Klarman_______________

Name:  Seth A. Klarman

Title:  President



SETH A. KLARMAN



By:____Seth A. Klarman_______________

Name:  Seth A. Klarman



EXHIBIT A



Item 3     Member of Group Classification



(1)   The Baupost Group, Inc.                    IA

(2)   Baupost Partners                                IA

(3)   Seth A. Klarman                                 HC



EXHIBIT B



Agreement



The undersigned hereby agree that the Schedule 13G of which this Exhibit B is a part is filed on behalf of each of the undersigned.



Wednesday, February 8, 1995

Date



THE BAUPOST GROUP, INC.



By:____Seth A. Klarman_______________

Name:  Seth A. Klarman

Title:  President











BAUPOST PARTNERS



By:  THE BAUPOST GROUP, INC.,

its managing general partner



By:____Seth A. Klarman_______________

Name:  Seth A. Klarman

Title:  President



SETH A. KLARMAN



By:____Seth A. Klarman_______________

Name:  Seth A. Klarman